Exhibit 4(d)
ANNUAL RENEWABLE TERM RIDER — INDIVIDUAL
This Rider (“Rider”) becomes a part of the policy to which it is attached (“the Policy”). All terms of the Policy that do not conflict with this Rider’s terms apply to this Rider.
Rider Benefit Summary – This Rider provides term insurance on the Insured equal to the Face Amount of the Rider (“Rider Face Amount”). This rider has no Accumulated Value of its own, but affects the policy’s Accumulated Value because the charges for the Rider are deducted from the Accumulated Value of the Policy.
Insured – As used in this Rider, the “Insured” means the person named in the Policy Specifications as the Insured under this Rider.
Rider Coverage Layer and Rider Face Amount – There may be one or more Rider Coverage Layers. Each Rider Coverage Layer is a layer of Rider insurance coverage with an associated Rider Face Amount. The Rider Face Amount shown in the Policy Specifications is that of the initial Rider Coverage Layer. Any increase in the Rider Face Amount, as shown in a Supplemental Schedule of Coverage sent to you at the time of the increase, will result in a new Rider Coverage Layer. Any decrease in Rider Face Amount will reduce or eliminate Rider Coverage Layers as described in the Decrease in Rider Face Amount provision below.
Requested Changes in the Rider Face Amount – Subject to our approval, you may change the Rider Face Amount by Written Request during the lifetime of the Insured. Such request may be made not more than once per Policy Year.
Increase in Rider Face Amount – You must provide evidence of insurability satisfactory to us before any request for an unscheduled increase in Rider Face Amount becomes effective. We reserve the right to charge a fee to evaluate insurability, not to exceed $100. The effective date of the increase will be the first Monthly Payment Date on or following the date all applicable conditions are met.
Decrease in Rider Face Amount – Any decrease in Rider Face Amount that you request will be applied to the Rider Coverage Layers in the reverse order in which they arose. The effective date of the decrease will be the first Monthly Payment Date on or following the date we receive your Written Request and have approved it. No request for a decrease in Rider Face Amount will be approved if the decrease would cause the Policy to be classified as a Modified Endowment Contract under the Code, unless you authorize such a change in classification by Written Request.
Charge for this Rider – On each Monthly Payment Date prior to the Insured’s age 121, there is a charge for this Rider, which is equal to the Rider Cost of Insurance Charge. The maximum for this charge is described below. We may charge less than this maximum charge. Any lesser charge will apply uniformly to all members of the same Class.
Rider Cost of Insurance Charge – The Rider Cost of Insurance Charge is the sum of the Rider Cost of Insurance Charges for all Rider Coverage Layers.
The Rider Cost of Insurance Charge for each Rider Coverage Layer is (1) multiplied by (2) where:
(1)	is the Maximum Monthly Cost of Insurance Rate for the Rider Coverage Layer; and

(2)	is the Face Amount of the Rider Coverage Layer.
Cost of Insurance Rates – The Maximum Monthly Cost of Insurance Rates for the initial Rider Coverage Layer are shown in the Policy Specifications. The Maximum Monthly Cost of Insurance Rates for any later Rider Coverage Layer will be shown in a Supplemental Schedule of Coverage sent to you at the time of the increase.
Conversion – This Rider is not convertible.

Effective Dates – This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earliest of:
•	your Written Request; or
•	termination of the Policy.
General Conditions – This Rider is part of the Policy to which it is attached. As applied to this Rider, the periods stated in this Policy’s Incontestability and Suicide provisions will start with the effective date of any Coverage Layer under this Rider.
Signed for Pacific Life Insurance Company,

President and Chief Executive Officer	Secretary